UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to _____________

Commission File Number: 1-06571
Employer Identification Number: 22-1918501
Plan Number: 003

SCHERING-PLOUGH EMPLOYEES’ SAVINGS PLAN

(Full title of the plan)

MERCK & CO., INC.

(Name of issuer of the securities held pursuant to the plan)

One Merck Drive
P.O. Box 100
Whitehouse Station, New Jersey 08889-0100

(Address of principal executive office)

SCHERING-PLOUGH EMPLOYEES’ SAVINGS PLAN

Index

* Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Schering-Plough Employees’ Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Schering-Plough Employees’ Savings Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2010 and Schedule of Reportable Transactions for the year ended December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New York, New York
June 28, 2011

Schering-Plough Employees’ Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009

Assets

Investments, at fair value
Vanguard Mutual Funds	$1,767,693,064	$1,886,028,675
Columbia Mutual Fund	176,959,083	—
Merck Common Stock	294,579,836	310,118,307

Total investments	2,239,231,983	2,196,146,982

Receivables

Dividends	3,140,400	3,415,044
Employer contributions	182,433	118,514
Participant contributions	110,521	135,520
Notes receivable from participants	30,396,911	33,376,094

Total receivables	33,830,265	37,045,172

Net assets available for benefits	$2,273,062,248	$2,233,192,154

The accompanying notes are an integral part of these financial statements.

Schering-Plough Employees’ Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010
Additions to net assets attributed to

Investment income

Net appreciation in fair value of investments	$153,664,748
Interest and dividend income	48,935,888

Net Investment Income	202,600,636

Interest income, notes receivable from participants	1,786,202

Contributions to the Plan

By participants	92,947,504
By employer	55,609,428

Total contributions	148,556,932

Total additions	352,943,770

Deductions from net assets attributed to

Benefits paid to participants	(313,073,676)

Net increase	39,870,094

Net assets available for benefits

Beginning of year	2,233,192,154

End of year	$2,273,062,248

The accompanying notes are an integral part of these financial statements.

Schering-Plough Employees’ Savings Plan
Notes to Financial Statements

1.

Description of Plan

The following description of the Schering-Plough Employees’ Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan maintained for the benefit of a majority of United States employees of Schering Corporation and its participating subsidiaries. Schering Corporation, a subsidiary of Merck & Co, Inc. (“Merck” or the “Company”), is the Plan Sponsor (the “Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participants direct the investment of their contributions into any fund investment option available under the Plan, including Merck common stock. These investment options are managed by the Vanguard Fiduciary Trust Company (“Vanguard”), the recordkeeper, a trust company incorporated under Chapter 10 of the Pennsylvania Banking Code, and a wholly-owned subsidiary of the Vanguard Group, Inc. (the “Trustee”). During 2010, the Plan offered 14 registered investment companies (mutual funds) and one separately managed account.

Generally, all employees of Schering Corporation are eligible to participate in the Plan on the date of employment.

The Plan is administered by management committees appointed by the Company’s Chief Executive Officer, the Compensation and Benefits Committee of the Board of Directors of Merck, or their delegates.

Contributions by Participants

Salary Deferral Contributions – For each Plan year, participants may contribute from 1 percent to 50 percent of annual eligible compensation, up to an annual maximum amount as defined by the Internal Revenue Service.

Voluntary Contributions – Participants may voluntarily elect to contribute from 1 percent to 20 percent of their annual eligible compensation as after-tax contributions.

In no event can a participant’s Salary Deferral Contributions and Voluntary Contributions exceed 50 percent of the participant’s annual eligible compensation. Any excess participant contributions are returned to the participant.

Contributions by Employer

Non-Elective Contributions – The Company makes a Non-Elective Contribution equal to 3 percent of the annual eligible compensation for all employees who are eligible to participate in the Plan regardless of whether an employee has elected to make Salary Deferral Contributions.

Matching Contributions – For the employees who elect to make Salary Deferral Contributions to the Plan, the Company makes matching contributions (dollar-for-dollar) up to 2 percent of annual eligible compensation.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with contributions and earnings thereon and charged with withdrawals and losses.

Vesting

Participants have a non-forfeitable right to their contributions, non-elective employer contributions and employer matching contributions plus (minus) actual earnings (losses) thereon, all of which vest fully and immediately. Participant contributions and all employer contributions are participant-directed.

Notes Receivable from Participants

Participants may borrow from their account balances at fixed interest rates determined to be reasonable by the Merck & Co., Inc. Oversight Committee (the “Committee”). Loan terms range from one to five years for a short term loan or up to twenty years for the purchase of a primary residence. The minimum loan is $1,000. Participants may borrow against their account balance up to the lesser of one-half of the account balance or $50,000 (reduced by certain amounts attributable to outstanding loans).

Schering-Plough Employees’ Savings Plan
Notes to Financial Statements

Payment of Benefits

Upon termination of service or in the event of death or total disability, a participant (or the participant’s beneficiary in the event of death) may elect to receive either: (1) a cash lump-sum amount; (2) fixed or variable installments not to exceed the life expectancy of the participant and the participant’s beneficiary; (3) shares of Merck common stock (with respect to amounts invested in Merck Common Stock); or (4) certain combinations of the foregoing. In-service distributions and hardship withdrawals are made throughout the year in accordance with applicable Plan provisions.

2.

Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. Dividends recorded in stock are reinvested in common stock units unless an election is made by the participant to receive these dividends in cash.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Withdrawals and Benefit Payments

Withdrawals and benefit payments are recorded when paid.

Expenses

All plan administration expenses are paid by the Company.

Recently Issued Accounting Standards

Accounting Standards Update 2010-25 (“Update”), issued in September 2010, requires participant loans be classified as notes receivable from participants, segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments in this Update should be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010, with early adoption permitted. The Plan adopted this guidance as of December 31, 2010 and reclassified participant loans from plan investments to a component of receivables for both periods presented in the Statements of Net Assets Available for Benefits. Other than the reclassification requirements, the adoption of this standard did not have a material impact on the Plan's financial statements.

Schering-Plough Employees’ Savings Plan
Notes to Financial Statements

In January 2010, the Financial Accounting Standards Board (“FASB”) amended the existing disclosure guidance on fair value measurements, which was effective January 1, 2010, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which was effective January 1, 2011. Among other things, the updated guidance requires additional disclosure for the amounts of significant transfers in and out of Level 1 and Level 2 measurements and requires certain Level 3 disclosures on a gross basis. Additionally, the updates amend existing guidance to require a greater level of disaggregated information and more robust disclosures about valuation techniques and inputs to fair value measurements. Since the amended guidance requires only additional disclosures, the adoption of the provisions effective January 1, 2010 did not, and for the provisions effective in 2011 will not, impact the Plan’s net assets available for benefits or changes in net assets available for benefits.

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2001-04”). ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board's intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Plan management is in the process of evaluating the impact of the adoption of this update on the Plan's financial statements.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks and may decline in value for a number of reasons, including changes in prevailing interest rates and credit availability, increases in defaults, increases in voluntary prepayments for investments that are subject to prepayment risk under normal market conditions, widening of credit spreads and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3.

Related-Party Transactions

Contributions are held and managed by the Trustee, which invests cash received, interest and dividend income and makes distributions to the participants. The Trustee also administers the participant’s payment of interest and principal on the notes receivable from participants. These transactions qualify as permitted party-in-interest transactions.

Certain Plan investments are shares of Registered Investment Companies (Mutual Funds) managed by Vanguard. These transactions qualify as permitted party-in-interest transactions. As of December 31, 2010 and 2009, the total market value of investments in the mutual funds managed by Vanguard was $1.77 billion and $1.89 billion, respectively. During 2010, income from investments managed by Vanguard was $166,387,026.

The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Plan transactions of Merck common stock qualify as party-in-interest transactions. The market value of investments in Merck common stock was $295 million and $310 million at December 31, 2010 and 2009, respectively. During 2010, income and from Merck common stock was $7,760,727.

4.

Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of a whole or partial termination of the Plan as defined under the Plan, the rights of the affected participants to their accounts under the Plan as of the date of the termination or discontinuance shall be non-forfeitable. Upon such termination of the Plan, the total amount in each affected participant’s account would be distributed to the participant as permitted by applicable law or continued in the Schering-Plough Employees’ Savings Plan Trust (the “Trust”) for the participant’s benefit, as the Committee shall direct.

Schering-Plough Employees’ Savings Plan
Notes to Financial Statements

5.

Tax Status

The Plan received a favorable determination letter dated May 30, 2003 issued by the Internal Revenue Service (“IRS”) indicating that the Plan meets the requirements of Section 401(a) of the Code, and that the Trust of the Plan is exempt from taxation under Section 501(a) of the Code.

The Plan has been amended since receiving the determination letter. However, the Sponsor, based on advice from the Plan’s tax counsel, believes that the Plan continues to be designed in material compliance with the applicable requirements of the Code, and the Plan administrator believes that the Plan is currently being operated in material compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

6.	Investments The following investments represented five percent or more of the Plan’s net assets available for benefits at either December 31, 2010, or December 31, 2009:

	December 31
	2010	2009

Merck Common Stock	$294,579,836	$310,118,307
Vanguard Windsor Fund Investor Shares	268,049,043	259,275,397
Vanguard 500 Index Fund Signal Shares	249,400,246	228,115,421
Vanguard Wellington Fund Investor Shares	245,351,634	236,419,421
Vanguard Prime Money Market Fund	223,610,358	228,340,624
Vanguard International Growth Fund Investor Shares	177,844,069	164,036,581
Columbia Acorn Fund Class Z Shares	176,959,083	—
Vanguard Admiral Treasury Money Market Fund	172,093,217	225,843,746
Vanguard Explorer Fund Investor Shares	—	152,490,548

During 2010, investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

2010
Net depreciation in Merck Common Stock	$(4,836,698)
Net appreciation in Registered investment companies (mutual funds)	158,501,446

Net appreciation in fair value of investments	$153,664,748

Schering-Plough Employees’ Savings Plan
Notes to Financial Statements

7.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Entities are required to use a fair value hierarchy which maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

   Level 1 – Quoted prices in active markets for identical assets or liabilities. The Plan’s Level 1 assets primarily include registered investment companies (mutual funds) and common stocks.

   Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

   Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation. The Plan did not hold any Level 3 assets at December 31, 2010 and 2009, respectively.

If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Registered Investment Companies (Mutual Funds)

Registered Investment Companies (mutual funds) are valued at their respective net asset values. The net asset values are typically determined by the fund at the close of regular trading on the New York Stock Exchange. Investments in registered investment companies (mutual funds) generally may be redeemed daily.

Common Stocks

Common stocks, for which market quotations are readily available, are generally valued at the last reported sales price on their principal exchange on valuation date, or official close price for certain markets. If no sales are reported for that day, investments are valued at the more recent of (i) the last published sale price or (ii) the mean between the last reported bid and asked prices for long positions, or at fair value as determined in good faith by the trustee and the Company.

Investments Measured at Fair Value

Investments measured at fair value are summarized below:

	December 31, 2010
	Fair Value Measurements Using
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Assets

Registered Investment Companies
US Large Cap Equity	$566,363,506	$—	$—	$566,363,503
US Small/Mid Cap Equity	176,959,083	—	—	176,959,084
Non-US Equity	177,844,069	—	—	177,844,069
Fixed Income	174,604,637	—	—	174,604,637
Balanced Fund (Stocks and Bonds)	453,177,277	—	—	453,177,279
Cash and Short Term Investments	395,703,575	—	—	395,703,575

Merck Common Stock	294,579,836	—	—	294,579,836

Total	$2,239,231,983	$—	$—	$2,239,231,983

Schering-Plough Employees’ Savings Plan
Notes to Financial Statements

	December 31, 2009
	Fair Value Measurements Using
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Assets

Registered Investment Companies
US Large Cap Equity	$535,284,580	$—	$—	$535,284,580
US Small/Mid Cap Equity	152,490,548	—	—	152,490,548
Non-US Equity	164,036,581	—	—	164,036,581
Fixed Income	156,896,764	—	—	156,896,764
Balanced Fund (Stocks and Bonds)	423,135,831	—	—	423,135,831
Cash and Short Term Investments	454,184,371	—	—	454,184,371

Merck Common Stock	310,118,307	—	—	310,118,307

Total	$2,196,146,982	$—	$—	$2,196,146,982

SCHERING-PLOUGH EMPLOYEES’ SAVINGS PLAN

Schedule H

Line 4 i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c)	(d)	(e)
		Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

*	Vanguard	Windsor Fund Investor Shares	**	$268,049,043

*	Vanguard	Wellington Fund	**	245,351,634

*	Vanguard	Prime Money Market Fund	**	223,610,358

*	Vanguard	500 Index Fund Signal Shares	**	249,400,246

*	Vanguard	Admiral Treasury Money Market Fund	**	172,093,217

*	Vanguard	International Growth Fund Investor Shares	**	177,844,069

	Columbia	Acorn Fund Class Z	**	176,959,083

*	Vanguard	Intermediate-Term Investment-Grade Fund Investor Shares	**	97,437,642

*	Vanguard	Short-Term Investment-Grade Fund Investor Shares	**	77,166,995

*	Vanguard	LifeStrategy Growth Fund	**	81,199,025

*	Vanguard	LifeStrategy Moderate Growth Fund	**	57,720,534

*	Vanguard	U.S. Growth Fund Investor Shares	**	48,914,217

*	Vanguard	LifeStrategy Conservative Growth Fund	**	34,097,011

*	Vanguard	LifeStrategy Income Fund	**	34,809,073

		Total Mutual Funds		$1,944,652,147

*	Merck	Merck Common Stock	**	294,579,836

	Notes Receivable from	Outstanding Loan Balance (interest rates ranging from 4.25% to
	Participants	10.50%, maturing from 1 to 20 years)		30,396,911

		Total		$2,269,628,894

*	Party-in-interest to the Plan.

**	Cost information is not required for participant-directed investments and therefore is not included.

SCHERING-PLOUGH EMPLOYEES’ SAVINGS PLAN	Schedule H

Schedule of Reportable Transactions - Attachment for Schedule H, Line 4j
Year Ended December 31, 2010

Schering-Plough Employees’ Savings Plan

Identity of Party Involved	Description of Asset (include interest rate and maturity in the case of a loan)	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)

Vanguard	Columbia Acorn Fund Class Z	$165,992,169			$165,992,169
Vanguard	Columbia Acorn Fund Class Z		$12,676,952	$12,217,000	12,676,952	$459,952
Vanguard	Vanguard Prime Money Market Fund	139,083,313			139,083,313
Vanguard	Vanguard Prime Money Market Fund		143,813,580	143,813,580	143,813,580	—
Vanguard	Merck Common Stock Fund	58,591,326			58,591,326
Vanguard	Merck Common Stock Fund		69,293,099	47,736,778	69,293,099	21,556,321

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Schering-Plough Employees’ Savings Plan

Date: June 28, 2011	By:	/s/ Mark E. McDonough

Mark E. McDonough
Vice President & Treasurer

EXHIBIT INDEX

Exhibit
Number	Document	Page

23	Consent of Independent Registered Public Accounting Firm	14